Exhibit 97.1

CLAWBACK POLICY
1.    Purpose
1.1    Sphere Entertainment Co. and its controlled subsidiaries (collectively, “Sphere Entertainment” or the “Company”) has adopted this policy (this “Policy”) to provide for the recovery or “clawback” of certain incentive compensation in the event of a Restatement. This Policy is intended to comply with, and will be interpreted to be consistent with, the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standard”). Certain terms used in this Policy are defined in Section 6 below.
2.    Scope
2.1    Covered Persons and Recovery Period. This Policy applies to Incentive-Based Compensation received by a person:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive- Based Compensation,
•while the Company has a class of securities listed on a national securities exchange, and
•during the Recovery Period.
2.2    Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.
2.3    This Policy shall be effective as of December 1, 2023.
3.    Principles & Requirements
3.1    The Company shall recover reasonably promptly in compliance with this Policy the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare a Restatement (as defined in Section 6), except to the extent provided under Section 4 below.
4.    Process
4.1    General
4.1.1    For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined in Section 6) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
4.1.2    Transition Period. In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
4.1.3    Determining Recovery Period. For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:
•the date the board of directors of the Company (the “Board”), a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is filed.
4.1.4    Method of Recovery. Without limiting this Section 4, the Compensation Committee of the Company’s Board (the “Committee”) will have discretion in determining how to accomplish recovery of erroneously awarded Incentive-Based Compensation under this Policy, recognizing that different means of recovery may be appropriate in different circumstances.
4.2    Amount Subject to Recovery
4.2.1    Recoverable Amount. The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid (e.g., the annual bonus amount or long term incentive payout would be recalculated using the corrected adjusted operating income (“AOI”) or revenue amount and the difference would be clawed back).
4.2.2    Covered Compensation Based on Stock Price or TSR. For Incentive-Based Compensation based on stock price or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be determined by the Committee based on a reasonable estimate of the effect of the Restatement on the stock price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to NYSE.
4.3    Exceptions
4.3.1    The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that the conditions set out below are met and the Committee has made a determination that recovery would be impracticable:
A.    Direct Expense Exceeds Recoverable Amount. The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE.
B.    Recovery from Certain Tax-Qualified Retirement Plans. Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
C.     Violation of Home Country Law. Recovery would violate home country law where that law was adopted prior to November 28, 2022; provided, however, that before concluding that it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of home country law, the Company shall obtain an opinion of home country counsel, acceptable to the NYSE, that recovery would result in such a violation, and must provide such opinion to the NYSE.
4.4    Indemnification
4.4.1    Prohibition on Indemnification. Notwithstanding the terms of any indemnification arrangement or insurance policy with any individual covered by this Policy, the Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation, including any payment or reimbursement for the cost of insurance obtained by any such covered individual to fund amounts recoverable under this Policy.
4.4.2    Covered Indemnitees. No member of the Board or any employee of the Company or any of its subsidiaries or affiliates (each such person a “Covered Indemnitee”) shall have any liability to any person (including, without limitation, any person subject to this Policy) for any action taken or omitted to be taken or any determination made in good faith with respect to the Policy. Each Covered Indemnitee shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Covered Indemnitee in connection with or resulting from any action, suit or proceeding to which such Covered Indemnitee may be a party or in which such Covered Indemnitee may be involved by reason of any action, determination or interpretation made or omitted to be made with respect to this Policy and against and from any and all amounts paid by such Covered Indemnitee, with the Company’s approval, in settlement thereof, or paid by such Covered Indemnitee in satisfaction of any judgment in any such action, suit or proceeding against such Covered Indemnitee; provided that, the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to a Covered Indemnitee to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts, determinations, interpretations or omissions of such Covered Indemnitee giving rise to the indemnification claim resulted from such Covered Indemnitee’s bad faith, fraud or willful criminal act or omission. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Indemnitee may be entitled under the Company’s Certificate of Incorporation or by-laws, as a matter of law, by agreement or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.
4.5    Other Recoupment Rights
4.5.1    Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement.
4.6    Disclosure
4.6.1    The Company shall file all disclosures with respect to this Policy and recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required by the applicable Securities and Exchange Commission (“SEC”) filings.
5.    Roles and Responsibilities
5.1    Administration; Amendment; Termination. All determinations under this Policy will be made by the Committee, including determinations regarding how any recovery under this Policy is effected. Any determinations of the Committee will be final, binding and conclusive and need not be uniform with respect to each individual covered by this Policy. The Committee may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.
6.    Definitions
Unless the context otherwise requires, the following definitions apply for purposes of this Policy:
6.1    Executive Officer. The Company’s principal executive officer, president, principal financial officer, principal/chief accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s subsidiaries, as applicable, are deemed Executive Officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant.
6.2    Financial Reporting Measures. Any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures (i.e., revenue and adjusted operating income AOI), (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

6.3    Incentive-Based Compensation. Any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
6.4    Recovery Period. The three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement.
6.5    Restatement. An accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.
6.6    Transition Period. A transition period, which results from a change in the Company’s fiscal year and in no event is longer than 12 months, between the closing date of the Company’s most recent fiscal year and the opening date of its new fiscal year.
7.    Reference to Supporting Forms / Templates
7.1    Not Applicable
8.    Reference to Related Policies
8.1    Not Applicable
9.    Point of Contact
9.1    For any questions regarding this Policy, reach out to the Corporate & Securities Legal team or the Policy & Compliance team at policy@msg.com.